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                              CompuCredit Corporation
                                 Two Ravinia Drive
                                     Suite 1750
                               Atlanta, Georgia 30346


                                  October 19, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mary A. Cascio, Esq.

     Re:     CompuCredit Corporation (CIK No. 1068199)
             Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), CompuCredit Corporation (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-62327) originally filed with the Securities and Exchange Commission August 27, 1998 due to current unfavorable market conditions. None of the securities covered by such Registration Statement were offered for sale or sold.

     Please be advised that, concurrently with the filing of this request, the Company is also requesting from the Commission the immediate withdrawal of the request for confidential treatment with respect to certain information in certain exhibits to the Registration Statement.

     Please provide the Company and the Company's counsel, Daniel T. Falstad, Esq., Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Falstad at
(404) 885-3514 or the undersigned at (770) 901-5840.

                                             Very truly yours,


                                             CompuCredit Corporation

                                             By: /s/ Brett M. Samsky
                                                -----------------------
                                                Brett M. Samsky
                                                Chief Financial Officer



cc:  Daniel T. Falstad, Esq.
     David S. Katz, Esq.